December 20, 2024

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Benjamin Richie and Ms. Jane Park

Re: Caring Brands, Inc.

Draft Registration Statement on Form S-1

Submitted October 18, 2024

CIK 0002020737

Dear Mr. Benjamin Richie and Ms. Jane Park:

Please find below our responses to the questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated November 15, 2024 (the “Comment Letter”) relating to the draft registration statement on Form S-1, which was submitted to the Commission by Caring Brands, Inc. (the “Company” or “we”) on October 18, 2024.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated.

We have also updated the Registration Statement on Form S-1 (“Registration Statement”) which is submitted to the Commission simultaneously together with this letter.

Draft Registration Statement on Form S-1 submitted October 18, 2024

Cover Page

1.	We note your disclosure on pages 4 and 24 that you are currently a “controlled company” within the meaning of the Nasdaq rules and that your officers and directors are the beneficial owners of approximately 59.6% of your outstanding voting securities. We also refer to your disclosure on page 52 identifying Safety Shot as your controlling stockholder and that following the completion of this offering, Safety Shot will beneficially own 21.26% of the outstanding shares of common stock. Please revise your cover page and in the prospectus summary to disclose your “controlled company” status, identify the controlling shareholder and the voting power percentage of such controlling shareholder, and disclose that your officers and directors will have the ability to substantially influence all matters submitted to your stockholders for approval and to substantially influence or control your management and affairs.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see the pages 4 and 24 of the Registration Statement for details.

Prospectus Summary

Company Overview, page 1

2.	We note your disclosure here and throughout the prospectus that Photocil was launched commercially in India in 2022 as a treatment for vitiligo and psoriasis and that you plan to “re-launch Photocil in the US in 2024.” Please revise to identify Photocil’s target indications in the United States and clarify whether Photocil was previously launched in the US or in any other jurisdictions. We refer to Safety Shot, Inc.’s (formerly known as Jupiter Wellness Inc.) Form 8-K filed July 9, 2021 relating to its exclusive license to manufacture and sell Applied Biology Inc.’s proprietary product, Photocil, and its Form 8-K filed June 28, 2022 relating to Safety Shot’s acquisition of all of Applied Biology Inc.’s assets pursuant to an asset purchase agreement on June 20, 2022. Please revise to disclose the timeline of the development and commercialization of Photocil, including but not limited to, when Safety Shot licensed and purchased Photocil from Applied Biology Inc. and the regulatory status of Photocil in India, the U.S. and in other jurisdictions, as applicable.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see the page 1 of the Registration Statement for details.

3.	We note your disclosure that your “product pipeline includes a diverse range of products.” Please expand your disclosure with respect to each of your product:

●	We note your disclosure relating to Photocil that “additional licensing opportunities are being pursued primarily in development markets with lower direct access to physicians.” Please expand your disclosure, where appropriate, to discuss the licensing opportunities and identify the applicable jurisdictions;

●	We refer to your disclosure on page 15 that the labeling of your Minoxidil Booster product was approved by Indian regulatory authorities. Please clarify whether your JW-700 product is also known as Minoxidil Booster and disclose when you received labeling approval in India. Please revise to disclose, if true, that JW-700 was initially developed by Applied Biology Inc. and acquired by your parent, Safety Shot. Please also revise to disclose the timeline of the development and commercialization of JW-700; and

●	We note your disclosure of your plans to launch JW-700 in the US in the fourth quarter of 2024, Taisho’s plan to launch JW-700 commercially in 2025, and the launch of your CB-101 eczema treatment in the third quarter of 2024 with a new formulation to be launched in the fourth quarter of 2024. Please revise to update your disclosure in regard to these recent developments accordingly.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see the pages 1 and 2 of the Registration Statement for details.

4.	We note your disclosure that the “vitiligo treatment market was valued at $1.5 billion in 2022 and is expected to grow to $2.57 billion by 2032” and that the “psoriasis treatment market was valued at $26.5 billion in 2022 and is expected to grow to $60.5 billion by 2032.” Additionally, on page 43, you disclose that you have a unique portfolio that may be able to address a combined market size of approximately $70 billion. Please expand your disclosure to identify each of the target markets included in your estimated $70 billion combined market size. For each total market opportunity referenced, please revise to discuss how you calculated the estimates of the total market opportunity, including the sources, methodology, and the assumptions and limitations you relied on for these estimates, and specify the relevant jurisdiction(s) for your estimates. Please balance your disclosure by addressing the current market share of your products (such as phototherapy treatments) in each such target market. Additionally, when referring to a statistic, study, or research article that is not common knowledge please provide a full citation to the source of the information, provide the date of the information, and, at first instance, provide a summary of the material findings. In this regard, footnotes may be helpful.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see the page 1 of the Registration Statement for details. While the overall markets are large the market projections for photocil in vitiligo and psoriasis and for hair enzyme booster (JW-700) will be determined by experts in a dedicated sales and marketing team that we plan to recruit post-IPO. Accordingly, we have removed the disclosure on page 43 that our portfolio can address a market size of approximately $70 billion. As the hair enzyme booster has only just been launched in the US we do not have sufficient data to address market share at this time.

5.	We note your disclosure on page 1 and elsewhere in the prospectus that Photocil is an OTC cosmetic product that uses a USP monographed ingredient and that you anticipate your CB-101 treatment for eczema to be available in the US as an OTC product under a USP monograph. You also disclose on page 44 that you “believe that [y]our sunscreen products fall within the FDA monograph and that FDA premarket approval and testing is not required” and that JW-700 and NoStingz do not require FDA approval. Please revise your disclosure to clearly specify the regulatory status for each of your products, including whether FDA pre-market approval is required, and clarify which products will be OTC monograph products. Please also revise to address the risk that you may not receive OTC approval for your products and the impact this would have on such proposed products and operations, as applicable.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see the page 1 of the Registration Statement for details.

6.	We refer to your disclosure that the results of clinical trials on Photocil, JW-700 and JW-100 have previously been published in various journals. You also disclose that JW-700 has been “clinically shown to increase the enzymes needed for minoxidil to work.” Please revise your disclosure to provide the material facts and findings of each clinical trial. For example, revise to clarify the scope, size and design of each trial (including who conducted the trial); whether the studies were powered to show statistical significance; the primary endpoints and whether any adverse events were observed in the studies, as applicable; and discuss the data and the significance of the results. Please also disclose, if true, whether you funded or sponsored the clinical studies and if your employees were involved in both the trials and publications.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see the pages 1 and 2 of the Registration Statement for details.

7.	We refer to your disclosure on page 1 and elsewhere in the prospectus that Photocil provides patients with “safe and effective” phototherapy and that your product “safely and effectively” permits phototherapy treatments at home by blocking harmful radiation and permitting the passage of therapeutic UV radiation. You also explain on page 44 that your products fall within the FDA monograph and are not subject to premarket approval by the FDA. Please revise your disclosure in the Summary to clarify that your products are unapproved cosmetic products. For any product that has not been approved by the FDA or a similar regulatory authority, please remove all such claims of safety and efficacy, or alternatively, explain why such claims can be substantiated and revise to provide such substantiation.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see the page 1 of the Registration Statement for details.

8.	Given the limited disclosure regarding your NoStingz product and the status of its development, it seems premature to highlight this product prominently in the Summary. Please expand your disclosure relating to the NoStingz product here and in the Business section or balance your disclosure to highlight the early stage of development in the Summary accordingly.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see the pages 1 and 40 of the Registration Statement for details.

Corporate History, page 3

9.	Please expand your disclosure to discuss the operational history of your company, Caring Brands, Inc. (“Caring Brands Florida”) and your parent company, Safety Shot, Inc. Please also clarify that you were recently incorporated in Nevada in connection with the separation from Safety Shot Inc. and that you have not historically operated as a stand-alone company.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see the page 3 of the Registration Statement for details.

The Offering, page 6

10.	We note your disclosure that “existing holders of all of our outstanding shares of common stock, warrants, and options have agreed with the underwriters not to offer for sale, issue, sell, contract to sell, pledge or otherwise dispose of any of our shares of common stock or securities convertible into or exercisable for shares of common stock for 180 days after the closing of this offering as described in further detail in the prospectus.” We also note your disclosure on the cover page of the Resale Prospectus that “the shares offered by this prospectus may be sold by the Selling Stockholders from time to time in the open market” and that “sales of the shares of our common stock registered in this prospectus and the IPO Prospectus will result in two offerings taking place concurrently. . .” Please revise your disclosure to clarify the lock-up agreements between the parties and file each lock-up agreement as an exhibit to your registration statement or explain why you are not required to do so.

Response: We have revised the Registration Statement in accordance with the Staff’s comment to make it clear that only the 10% or more shareholders are subject to lockup. Please see the pages 6 of the Registration Statement for details.

Risk Factors, page 9

11.	Please revise to include risk factor disclosure to address the risk of dilution related to the concurrent resale offering, including the effect that the distribution by Safety Shot may have upon dilution.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see the page 26 of the Registration Statement for details.

12.	We note your disclosure on page Alt-1 that the selling stockholders must sell their shares at a fixed price per share until such time as your shares are listed on a national securities exchange, and thereafter, the resale shares may be sold by the selling stockholders from time to time at market prices prevailing at the time of sale or at negotiated prices. Given that there are two offerings and the offering prices could differ, include risk factor disclosure to highlight the risk that purchasers in the resale offering could pay more or less than the price in your primary offering.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see the page 26 of the Registration Statement for details.

Our Certificate of Incorporation contains an exclusive forum provision for certain claims . . .,

13.	We note your disclosure on page 25 that the exclusive forum provision in your amended and restated certificate of incorporation may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with you and may discourage such lawsuits. Please revise this risk factor to include the risk of increased costs for investors to bring a claim.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see the page 25 of the Registration Statement for details.

Use of Proceeds, page 29

14.	Please revise to provide more specific detail regarding the use of funds to be allocated to (i) the development of licensed goods, (ii) expansion products design, manufacture and inventory, (iii) sales and marketing, and (iv) research and development with respect to each of your Photocil, JW-700, CB-101, and NoStingz products, including reference to how far the proceeds from the offering will allow you to proceed with continued development of each product listed.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see the page 29 of the Registration Statement for details.

Capitalization, page 30

15.	Please clearly show in the notes to the capitalization table how you computed each pro forma amount, including a discussion of any significant assumptions and estimates used to arrive at the amounts.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see the page 30 of the Registration Statement for details.

Dilution, page 31

16.	Please correct the total shares, which appear to total 14,110,000. Please tell us where you discuss the other issuance” of 400,000 shares or provide appropriate disclosure in the filing for this transaction.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see the page 31 of the Registration Statement for details.

Unaudited Pro Forma Condensed Combined Financial Statements, page 31

17.	Pursuant to Rule 11-02(a)(2) of Regulation S-X, please provide notes for each adjustment to explain the nature of the adjustment and correspondingly how the adjustment amount was determined, including a discussion of any significant estimates and assumptions used to determine the amount. For example, on the pro forma balance sheet, there is an adjustment to Loans from Safety Shot. It is not clear if this is due to the loan being repaid or settled in some other manner.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see the pages 32 and 33.

18.	Please also provide a pro forma statement of operations for the year ended December 31, 2023. Refer to Rule 11-02(c)(2) of Regulation S-X.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see the pages 32 and 33.

19.	Please present the historical basic and diluted per share amounts and the number of shares used to calculate such per share amounts on the face of the pro forma condensed statement of operations. Please disclose in a note to the pro forma financial information your computation of the number of basic and diluted weighted average shares to use in determining your pro forma earnings per share amounts. Please also disclose any shares not included for anti-dilution reasons. Refer to Rule 11-02(a)(9) of Regulation S-X.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see the pages 32 and 33.

20.	In note 1 to the pro forma financial information, you indicate that the founder shares are assumed to have been issued on January 1, 2024, the private placement shares issued in May and June, and the Ebola License shares in June for purposes of calculating the weighted average net loss per share. It appears that the private placement shares and Ebola License shares have only been reflected in the historical financial statement amounts based on their actual transaction date not are not being adjusted for in arriving at your pro forma financial information. Please clarify in your disclosures.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see the pages 32 and 33.

21.	We note your disclosures on page 34 regarding certain services that will be provided under the separation agreement and also disclosure regarding costs you expect to incur to replace certain services previously provided by Jupiter Wellness. Please tell us what consideration was given to reflecting these additional costs including those associated with the separation agreement in your pro forma financial information. Please also disclose the terms of the separation agreement, including the consideration that you will pay for these services. Please refer to Rule 11-02(a)(6)(ii) of Regulation S-X.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see the pages 32 and 33.

22.	We note your disclosures regarding the Taisho License, including that it will be transferred to the company from Safety Shot pursuant to the Separation and Exchange Agreement. Please tell us what consideration you gave to reflecting this transaction in the pro forma financial information.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see the pages 32 and 33.

Management’s Discussion and Analysis, page 34

23.	Given that Caring Brands, Inc. (Florida) did not have any reported revenues during six months ended June 30, 2024, please provide a more clear description of the status of your current operations and your plan of operations for the next twelve months. For example your disclosures elsewhere including on page 1 indicate that you currently offer several over-the-counter cosmetic, consumer products and your product pipeline includes a diverse range of products, such as hair loss treatments, eczema and psoriasis treatments, vitiligo solutions, jellyfish sting protective suncare line and women’s sexual wellness products. In addition, one of your more recent transactions in June 2024 was related to a license agreement with NOVODX Corporation for licenses to use, market, and sell Ebola Rapid Tests. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, including any contingencies, and the timelines and associated costs accompanying each proposed step in your business plan.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see the pages 34 to 36 for further details.

Critical Accounting Policies and Estimates, page 37

24.	Please tell us how you considered the need to address critical accounting policies and estimates relating to your treatment of intellectual property and the investment in NovoDX, including the accounting treatment of initial recognition and the assumptions and methods underlying subsequent impairment testing.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see the page 39.

Business, page 40

25.	We note your disclosure on pages 1 and 40 relating to the use of Photocil as a topical treatment for vitiligo and psoriasis. You also disclose on page 44 that your “products comply with the FDA Final Rule for sunscreen products under 21 CFR 352 Sunscreen products for Over-the-Counter Human Use” and that your “sunscreen products fall within the FDA monograph” and “have been tested for SPF evaluation (SPF rating), Critical Wave Length (Broad Spectrum claim) and Water Resistance.” Please revise your disclosure to provide greater detail relating to your Photocil product. As examples only, please specify the USP monographed ingredient used in Photocil as a skin protectant, discuss the product’s mechanism of action, and explain how the technology used in Photocil differs from technology used in other OTC sunscreen products.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see the page 40.

26.	We note your statement that “phototherapy is the most effective treatment for psoriasis” according to the Joint American Academy of Dermatology/National Psoriasis Foundation Report 2019. Please expand your disclosure to discuss the sources, methodology and assumptions underlying the report’s determination, the different types of treatments for psoriasis and the types of phototherapy addressed in such report, as applicable.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see the page 40.

27.	We note your disclosure that your sunscreen products fall within the FDA monograph and do not require any testing or pre-market approval from the FDA. However, we also refer to your risk factor disclosure relating to Photocil and Minoxidil Booster on page 15 that you must obtain regulatory approvals to commercialize a product labeled for the treatment of any disease and that the “product labelling” for Photocil was approved by the FDA. Please expand your disclosure, where appropriate, to discuss the FDA’s labeling approval of Photocil, including when you obtained approval for Photocil’s product labeling, the regulatory requirements to obtain product labeling approval, and the steps that would be needed to obtain such approval. To the extent that any of your products require FDA approval have not received such approval, include a statement acknowledging that approval or clearance from the FDA, or the comparable regulatory agency, is not guaranteed and may take longer than planned.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see the page 40.

28.	We refer to your disclosure that you are currently completing a new formulation of your CB-101 treatment. Please expand your disclosure to discuss the changes to the formulation of your CB-101 product.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see the page 41.

29.	We note your disclosure that the license agreement with Cosmofix and San Pellegrino Cosmetics to market and manufacture JW-700 and Photocil for the Indian market and 31 other companies in Africa and the Far East was transferred to the company pursuant to the Separation and Exchange Agreement. Please revise to clarify when the last-to-expire licensed patent is scheduled to expire, the aggregate amounts paid or received to date (including the payment of any up-front or execution fees), the exclusivity and termination provisions, and aggregate future potential milestone payments to be paid or received, as applicable. Please expand your disclosure relating to the 31 companies in Africa and the Far East and specify the applicable jurisdictions. Please also file the license agreement as an exhibit to the registration statement, or provide your analysis supporting your conclusion that filing is not required. See Item 601(b)(10) of Regulation S-K for guidance.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see the page 41.

30.	We refer to your disclosure relating to the license agreement you entered into with Taisho. Please revise to disclose when you entered into the Taisho license agreement, the nature and scope of intellectual property transferred, each parties’ rights and obligations, when the last-to-expire patent is scheduled to expire, the aggregate amounts paid or received to date (including any up-front or execution fees), and termination provision, as applicable. Please file the license agreement as an exhibit to the registration statement as required by Item 601(b)(10) of Regulation S-K or explain to us why it is not material.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see the page 41 and exhibit 10.2.

31.	We note your disclosure on page 40 that one of your manufacturers, Stella Industries Ltd., manufactures JW-700 and Photocil for the Indian market. You also disclose that DCR Labs is another manufacturer of your cosmetic products. Please revise to specify the cosmetic products that DCR Labs manufactures. Please also disclose if you have entered into any agreements with Stella Industries and DCR Labs, and if so, please provide a brief description of the material terms of such agreement and file such agreement as an exhibit to the registration statement or explain to us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see the page 41.

Intellectual Property, page 42

32.	We refer to your disclosure on page 42 relating to your intellectual property. Please revise your disclosure to identify for each patent and provisional patent application, as applicable, the scope and technology of each patent or patent application, the type of patent protection and expiration dates. Please also enlarge the graphic on page 42 to ensure all text is legible.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see the page 42.

Research and Development, page 42

33.	We note your disclosure relating to the license agreement you entered into with NOVODX Corporation on June 20, 2024. You disclose that the research and commercial licenses are only valid in jurisdictions where NOVODX has a valid claim. Please revise to disclose the jurisdictions in which NOVODX has a valid claim for its Ebola Rapid Test, the term of the agreement, when the last-to-expire patent is scheduled to expire, royalty rates, the termination provision, the aggregate amounts paid or received to date, and the aggregate future potential milestone payments to be paid or received under the license agreement, as applicable.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see the page 42.

Our Market Opportunity, page 43

34.	We refer to your disclosure on page 43 that the initial sales of your patented products “will be through e-commerce including Amazon and [y]our own website” and that you will also look to enter retail channels. Please expand your disclosure to clarify whether you have entered into any agreements to date for the sale of your products and provide additional detail related to the retail channels through which you expect to enter and sell your products.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see the page 43.

Raw Material & Manufacturing, page 43

35.	We refer to your disclosure on page 43 that while you obtain raw materials from a variety of vendors, the availability of such raw materials may depend on the source and type of raw material used. Please expand your disclosure relating to the raw materials used in your products and clarify to disclose whether you rely on a single or limited number of vendors for any raw materials, and if so, discuss your sources. To the extent you have experienced shortages of any raw materials, please expand your discussion to disclose the specific circumstances and the impact on your operations.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see the page 43.

Competition, page 44

36.	Please provide support for you statement that you “believe [you] are well-positioned to capitalize in the growing OTC skincare product category,” given your disclosure that you have experienced negative cash flows to date and your limited operating history.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see the page 44.

37.	We note your risk factor disclosure stating that your competitors may have “longer operating histories, significantly greater financial, marketing and other resources” than you and that there are “many well-known brands” in the skin care and hair growth markets you intend to compete in. Please revise your disclosure in this section to identify and discuss your competitors within the various markets you will compete in. You also disclose on page 14 that “[y]our success will be dependent upon our ability to convey to customers that our products are superior to those of our competitors.” In your revised disclosure, please also discuss how your products differs from those of your competitors and how you plan to compete with the existing well- known brands in the industries.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see the page 44.

Government Regulations, page 44

38.	We note your Risk Factor on page 15 disclosing that “[y]our business is highly dependent upon complying with regulations for cosmetic and OTC product from various U.S. and international governmental agencies.” Please substantially revise this section and your risk factor disclosure to include a discussion of the regulatory requirements for your OTC and cosmetic products in the U.S. and other relevant jurisdictions, including but not limited to, the FDA’s OTC drug review process and OTC monograph regulatory requirements.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see the page 44.

Executive and Director Compensation, page 50

39.	We refer to your disclosure on page 35 that the general and administrative expense for the six months ended June 30, 2024 included $224,194 for salary and wages. We also note that you currently have four full-time employees, which includes your CEO, CFO, operations manager and Executive Chairman. Please revise the table on page 50 to reflect the compensation paid to your NEOs, as applicable, or advise.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see the page 50. The officers were not employed with the Company for the years ended December 31, 2022 and 2023.

40.	We note your disclosure that you do not have any contract, agreement, plan or arrangement that provides for payments to the NEOs at, following, or in connection with any termination, resignation, retirement, a change in control of the company. If applicable, please clarify whether any of the NEOs will receive compensation in connection with the initial public offering, separation or distribution.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see the page 50. To further clarify, none of NEOs will receive any compensation in addition to what has been disclosed in the Registration Statement.

Relationship with Safety Shot, page 52

41.	We note your disclosure that Safety Shot currently provides certain services and, following the completion of this offering, may continue to provide certain the services under the Separation and Exchange Agreement on a transitional basis for a fee. Please expand your disclosure to discuss the services that Safety Shot will provide you in connection with the transition and the related fees.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see the page 52.

Related Party Transactions, page 53

42.	Please revise your disclosure relating to related party transactions to provide information pursuant to the threshold set in Item 404(d) of Regulation S-K applicable to smaller reporting companies

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see the page 51.

Caring Brands, Inc. (a Florida Corporation)

Note 1 - Organization and Business Operations, page F-16

43.	Please explain and disclose the basis of presentation for the carve-out financial statements provided for Caring Brands Florida, specifically how you determined which operations should be included in the carve-out financial statements. We note your disclosures that you were an operating segment of Safety Shot; however, there are no disclosures in the Form 10-K for the year ended December 31, 2023 of Safety Shot indicating that there are different operating segments. We also note other disclosures indicating that the company has operated as a wholly owned subsidiary of Safety Shot.

Response: We have revised the Registration Statement in accordance with the Staff’s comment.

44.	Pursuant to SAB Topic 1:B.1, please address the following:

●	Please clearly disclose, if true, that the financial statements provided reflect all of the costs of doing business related to these operations, including expenses incurred by other entities on your behalf;

●	Please disclose if costs have been allocated to the financial statements of Caring Brands Florida. If so, please disclose the allocation method used for each material type of cost allocated and your assertion that the methods used are reasonable;

●	Please disclose management´s estimates of what expenses would have been on a stand-alone basis, if practicable. Please provide this disclosure for each year for which a statement of operations was required when such basis produced materially different results. Please disclose if it is impracticable to estimate; and

●	Please provide an analysis of the intercompany account with Safety Shot, Inc. as well as the average balance due to Safety Shot, Inc. during each period presented. The analysis of the intercompany account may take the form of a listing of transactions (e.g., the allocation of costs, intercompany purchases, and cash transfers between entities) during each period presented, reconciled to the intercompany account reflected in the combined financial statements.

Response: Please see our response below:

●	There are no material expenses incurred or paid by other entities.

●	No costs have been allocated to the financial statements.

●	There were no material difference for the years ended December 2022 and 2023.

●	The intercompany balances as of September 24, 2024, December 31, 2023 and 2022 were $265,316, $266,955 and $ 251,564 respectively.

At September 24, 2024, the date of the acquisition, and at December 31, 2023 and 2022, the intercompany payable to Safety Shot was $265,316, $266,955 and $ 251,564 respectively. There were only nominal expenses paid by Safety Shot for the benefit of the Company, none of which would have a material effect on the financial statements.

Income Taxes, page F-18

45.	Your disclosures on page 34 indicate that you have adopted the separate return approach for the purpose of the Caring Brands financial statements. However, your notes to the financial statements do not appear to indicate that you are using the separate return approach. Please further clarify as necessary. If the historical statements of operations do not reflect the tax provision on a separate return basis, please revise the pro forma financial information provided to include a pro forma adjustment to reflect a tax provision on a separate return basis. Refer to Question 3 of SAB Topic 1.B.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see the page F-19. The proforma financial statements reflect losses of $128,086 and $250,682, respectively for the years ended December 31, 2023 and 2022.

Plan of Distribution, page Alt-11

46.	We note your disclosure on page Alt-12 that the selling securityholders may sell their securities “directly or through one or more underwriters, broker-dealers or agents” designated from time to time. Please confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see the page Alt-12.

Note 5. Intellectual Property - License Agreement, page F-28

47.	We note that you received two licenses under your Research Collaboration and Non- Exclusive License Agreement with NOVODX Corporation, specifically a research and commercial license. Please address the following:

●	Please disclose how you accounted for both of these license agreements and your basis for this accounting. Please also specifically address your consideration of the guidance in ASC 730-10-25-2, including the guidance specifically related to alternative future use; and

●	Please also provide all of the disclosures required by ASC 350-30-50 as well as how you evaluate this intangible asset for impairment considering the guidance in ASC 350-30-35.

Response: The Company entered into the License agreement for the purpose of marketing and sale of the GoldNTM Ebola Rapid Test (“GERT”). Although the title of the agreement includes “Research Collaboration,” the Company has no direct responsibility for participating in any additional research or payment for any costs but may assist NovoDX in any development activities. As stated above, the intent of the License is to sell the GERT and the have the ability to improve the product As such, there is no need to separate the intangible asset into two assets and have separate disclosure since the only value of the License is the ability to sell the GERT. The License agreement is recorded at cost and amortized over the life of the License (ten years) using the straight-line method. We evaluate long-lived assets (including intangible assets) for impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. To date, there have been no new significant changes that would trigger an impairment evaluation at this time. If the Company incurs any costs in its assistance in the development activities, these costs would be expensed as incurred.

Note 6. Investment in NovoDX, page F-29

48.	We note that you purchased 25,134 shares of NovoDX Corporation’s restricted common stock for $500,000 and subsequently recorded an impairment of $203,670. Please address the following:

●	Please disclose how you account for this investment; and

●	Please disclose how you review this investment for impairment as well as how you determined the appropriate impairment amount to record.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see the page F-29.

Resale Prospectus Cover Page, page Alt-i

49.	Please revise your disclosure to address the following issues:

●	You disclose on the resale prospectus cover page that the selling stockholders “must sell their shares at a fixed price per share of $3.00, which is the per share price being offered in [y]our initial public offering,” but we refer to your disclosure elsewhere that you anticipate that the initial public offering price of your common stock will be $4.00 per share. Please reconcile this discrepancy or advise;

●	We refer to your disclosure on the resale prospectus cover page that you have registered an aggregate of 2,500,000 shares for sale to the public through your underwriters by a separate IPO prospectus, but we note that you are registering 1,000,000 shares of common stock in your initial public offering. Please reconcile your disclosure or advise; and

●	Your disclosure on page Alt-8 appears to reference the initial public offering. Please revise your disclosure to reflect the number of shares of common stock being registered for resale.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see the pages Alt-I and Alt-8.

Note 9 - Subsequent Events, page F-29

50.	Please expand the disclosure to clarify the significant terms and conditions of the amendment to the License Agreement, including the date and what you received in exchange for the additional 500,000 shares of common stock.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see the page F-29.

Item 15. Recent Sales of Unregistered Securities, page II-1

51.	We refer to your disclosure that “between April to June 2024, Caring Brands, Inc., a Florida Corporation (“Caring Brands Florida”) received gross proceeds of $2,110,000 from a private placement of units (the “Bridge Financing”)” and that pursuant to the Separation and Exchange Agreement, “the shares and warrants issued to the Selling Stockholders by Caring Brands Florida were exchanged for the Private Shares and the Warrants.” Please revise this section to include the information required by Item 701 of Regulation S-K.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see the page II-1.

Exhibits

52.	Please ensure that all material agreements are filed as exhibits to the registration statement. As a non-exhaustive list of examples, please include the underwriting agreements, April 2024 Bridge Financing Agreement, and lease agreement for 1061 E., Indiantown Road, Suite 110 that the Company will assume upon completion of the Separation Agreement or provide an analysis explaining why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Response: We have revised the Registration Statement in accordance with the Staff’s comment.

General

53.	Please revise your disclosure to define industry or scientific terms, such as “USP monographed,” “sulfotransferase enzme,” and “minoxidil.” In this regard, defining the terms at first use and providing further context regarding its relevance may be helpful.

Response: We have revised the Registration Statement in accordance with the Staff’s comment.

54.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Response: There has been no communication between the company and a potential investor as of the date of this letter.

Should you have any questions regarding the foregoing, please do not hesitate to contact me or our counsel with any questions or comments regarding this correspondence on the revised S-1.

Very truly yours,

By:	/s/ Glynn Wilson
Name:	Glynn Wilson
Chief Executive Officer